ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

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November 8, 2023

VIA ELECTRONIC EDGAR FILING

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OpenLocker Holdings, Inc. Form 10-K for Fiscal Year Ended July 31, 2022 Form 10-Q for Fiscal Quarter Ended April 30, 2023 Response Dated July 17, 2023 File No. 000-24520

Dear Sir or Madam:

We are providing narrative responses on behalf of OpenLocker Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Howard Gostfrand, CEO of the Company dated October 16, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-K For the Fiscal Year Ended July 31, 2022

General

1.	We note your response to comment 1 and have the following comments:

●	With respect to the NFTs issued to date, please explain the benefits to which holders continue to be entitled. In this regard, clarify whether the outstanding NFTs have the characteristics of the “digital access pass” as referenced in your response. Please also explain whether the outstanding NFTs are transferable and, if so, how and through what means/platforms now that your trading platform has ceased operations. Further, please explain how the company’s right to commissions on secondary sales was removed from the outstanding NFTs.

●	Please explain in greater detail the benefits to which holders of the crypto assets sold with the platinum card (i.e., the “digital access passes”) are entitled, and whether the digital access passes are transferable (whether alone or with the platinum card).

●	Please clarify whether the benefits to which holders of the outstanding NFTs and digital access passes are entitled are separable from the platinum card. Please also clarify the necessity of holding the NFT or digital access pass to receive such benefits. In this regard, are holders of the platinum card entitled to such benefits regardless of whether they elect to hold the NFT or digital access pass?

●	Please expand your legal analysis to address the bundle of rights to which holders of the outstanding NFTs and digital access passes are entitled and how the value of those benefits could impact the value of the NFTs and digital access passes. In responding to this comment, please address the benefits to which holders are entitled, the role of the company in providing those benefits, and the value associated with those benefits and how that may impact the value of the NFTs and digital access passes.

Response: First, we would like to supplement our background provided in the prior comment letter response by noting that the Company is not currently selling any digital assets or collectibles. Although the Company believes digital assets offer a better method of showing ownership and tracking fan use, there has been little to no interest in the digital asset by our customers and as such the Company has made the decision to discontinue the expense altogether at this time. This information is included in our 10-K for the period ended July 31, 2023, filed on November 1, 2023.

As to the particular questions, holders of NFTs issued to date are entitled to the same benefits as the holders of physical cards for those particular “clubs” (Gataverse, PowerOwls Club, Rowdy Redz). At UF, FAU and Radford, there are some rewards offered by local business partners and priority access to community events. To the extent other benefits or perks were to be offered, holders of currently issued NFTs would likewise be able to participate. Examples of such benefits would include participating merchant discounts (eg. a free burrito or discounted pizza). Other benefits include access to fan events such as an athlete meet and greet.

Yes, NFT’s are capable of being transferred. Although the OpenLocker secondary marketplace has been disabled, the wallet viewer remains active. The holder of an NFT may transfer the NFT from the wallet viewer to any wallet address they desire including their own personal wallet, or a third party. The company’s right to commission does not carry with the NFT itself and as noted previously no commissions have been received by the company.

All club members – i.e. people who have purchased a particular athlete collectible, regardless of the format (physical or digital) are entitled to the same benefits. Accordingly, it would be possible for a person that had purchased the digital asset coupled with the physical asset to separate them and obtain additional benefits. That is, it is technically possible that a person could give their platinum card to a friend and therefore obtain two discounted pizza’s. However, this has not happened and we believe the likelihood is minimal since there has been no interest in the digital asset and the value of the benefits does not warrant concern. Most have not even been opened, viewed or claimed to a personal digital wallet. It is important to note that the company believes the biggest benefit is supporting athletes in college sports. We believe that the reason for the interest in the physical collectible (platinum card) far outweighed any interest in a digital asset is that the physical card has an authentic athlete signature giving it value as a keepsake.

We believe that the bundle of rights associated with the digital assets supports and is consistent with our prior argument that such digital assets lack the attributes of a security. The digital assets do not have any rights that differentiate from physical collectibles. Although the Company is responsible for adding benefits to the assets (both physical and digital) by signing on more merchants to offer discounts and rewards and by arranging fan meet and greet and other engagement opportunities, we do not believe that these benefits measurably increase the value of the assets. Again, we believe the primary motivation in purchasing our collectibles is to support athletes and college sports teams. Moreover, the only incremental increase in value of an asset would result from the success of a particular athlete and not any efforts by the company. For instance, if a particular college basketball player went on to be a top star in the NBA, it is foreseeable that a card with their signature would increase in value. For your convenience we have included our legal analysis herein.

Specific Analysis – Section 2(a)(1) of the Securities Act

Section 2(a)(1) of the Securities Act defines a security as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

On its face, the Company’s digital assets do not have any of the attributes of a security as described by Section 2(a)(1) of the Securities Act.

Specific Analysis - SEC v. W.J. Howey Co.

The U.S. Supreme Court case of SEC v. W.J. Howey Co. (“Howey”), interpreted the meaning of an “investment contract” in the definition of a security under Section 2(a)(1) of the Securities Act. In particular, under Howey, an investment contract is defined as follows:

“… an investment contract for purposes of the Securities Act means a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party…. Such a definition…permits the fulfillment of the statutory purpose of compelling full and fair disclosure relative to the issuance of the many types of instruments that in our commercial world fall within the ordinary concept of a security…. It embodies a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the use of the money of others on the promise of profits.”

In analyzing whether something is an investment contract, “form should be disregarded for substance,” Tcherepnin v. Knight, 389 U.S. 332, 336 (1967), “and the emphasis should be on economic realities underlying a transaction, and not on the name appended thereto.” United Housing Found, Inc. v. Forman, 421 U.S. 837 (1975). Howey and its progeny created a four-part test in analyzing whether an investment contract exists: (i) an investment of money; (ii) in a common enterprise; (iii) with an expectation of profits; and (iv) which are derived solely from the efforts of the promoters or third parties.

An investment of money

As noted, the Company no longer separately offers digital assets for sales, however, it did so historically. Although the Company received payment in U.S. dollars in exchange for those digital assets, it does not believe such payment was an “investment.” The Oxford Dictionary defines an “investment” as “the action or process of investing money for profit or material result.” In the case of the Company’s digital asset, the purchaser purchased solely to obtain ownership of the digital asset for personal reasons that presumably include showing fan support and engagement to particular athletes, teams and schools, and not with an expectation of profit.

In a common enterprise

Howey did not delve into the meaning of a common enterprise other than to note that “[A] common enterprise managed by respondents or third parties with adequate personnel and equipment is therefore essential if the investors are to achieve their paramount aim of a return on their investments.” Later courts have looked at a common enterprise as involving the pooling of money or assets from multiple investors whereby the investors share in the profits and risk in some proportion. Still other courts view a common enterprise as one where investor profits are subject to efforts of the promoter putting together the deal, regardless of the existence or status of other investors.

The Company does not market or sell its digital assets as an investment that can result in a profit or other monetary return on the purchase. Holders do not share in any profits. There are no profits derived from the purchase of a digital asset. There are no actions by either the Company or its management that could result in a change in value of the digital asset. There are no pooling of funds or risk among the purchasers. The Company does not sell digital assets to raise capital.

With an expectation of a profit

As described above the Company does not market or sell digital assets as an investment that could result in a profit. Generally, profits include dividends, periodic payments, or an increase in value. The Company’s digital assets do not provide any such profits. Although it is technically possible that the digital (and physical) asset could increase in value (such as if a particular athlete becomes the next Michael Jordan or Lebron James), there is nothing in the Company’s marketing materials or communications with customers, that creates such an expectation. To the contrary, the best evidence of the Company’s customers’ expectations is the fact that there has never been a re-sale or attempted re-sale of any of the digital assets. Furthermore, even when the digital asset is offered for free bundled with a physical asset, more than 70% of customers never bother to claim their digital collectible indicating the real interest is in the physical collectible.

Which are derived solely from the efforts of the promoters or third parties

As noted, the digital assets do not carry any expectation of profit. There is nothing that the Company or its management could do that would result in a change in value of the digital asset.

2.	We note your response to comment 2 and we reissue our prior comment in part. Please expand your risk factor disclosure to highlight the risk that your trading platform may be operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency, and discuss the potential consequences associated with those risks.

Response: We have updated our risk factors in our Form 10-K for the period ended July 31, 2023 filed with the commission on November 1, 2023. In particular, we have added the following language:

Although we no longer offer a secondary market or trading platform, we did at one time. Our secondary market was not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we will not seek to register or rely on an exemption from such registration or license. We could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that we operated an unregistered exchange, unregistered broker-dealer or unregistered clearly agency. We believe that our risk is reduced as no secondary or trading transactions were attempted or occurred on our marketplace, but regardless of our conclusion our business would be significantly impacted if the SEC, a state or foreign regulatory authority, or a court were to determine otherwise.

Government Regulation - OpenLocker, page 11

3.	We note your disclosure that “the SEC has not formally asserted regulatory authority over any certain Digital Asset.” Please update your disclosure under this heading and remove or revise this statement in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: We have removed the language in our Form 10-K for the period ended July 31, 2023, filed with the commission on November 1, 2023.

Risks Related to Digital Assets, page 24

4.	We note the statements on page 24 that the legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis that “evolves over time, and the outcome is difficult to predict,” that “[i]t is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff” and “it is difficult to predict the direction or timing of any continuing evolution of the SEC’s views with regard to crypto.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: We have removed the language in our Form 10-K for the period ended July 31, 2023, filed with the commission on November 1, 2023.

5. We note the statements in this risk factor on page 24 of your Form 10-K for the fiscal year ended December 31, 2022 that:

● “The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;”

● “Bitcoin and Ethereum are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view;” and

● “With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities.”

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: We have removed the language in our Form 10-K for the period ended July 31, 2023, filed with the commission on November 1, 2023.

6.	Your statement under this heading that “[p]ublic statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form)” is incorrect regarding Ethereum. Please revise or remove.

Response: We have removed the language in our Form 10-K for the period ended July 31, 2023, filed with the commission on November 1, 2023.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, Revenue Recognition page F-16

7.	Refer to your response to our comment 4. You state that your revenues from the sale of NFT’s has been deminimis, that you have not received any commissions from sales on the secondary marketplace, and that the majority of your revenues are derived from sales of collectibles and event fees. On your Consolidated Statements of Operations and in your disclosure of the disaggregation of revenues on page 17 of your Form 10-Q for the period ended April 30, 2023, you attribute the majority of your revenues to “NFT’s and Commissions”. Please tell us your consideration of whether the title of this revenue source may be misleading and revise future filings to include captions and terminology that reflects the character of the underlying transactions. Refer to ASC 205-10-S99-1(a) and Regulation S-X Rule 4-01(a).

Response: The language has been updated in our Form 10-K for the period ended July 31, 2023, filed with the commission on November 1, 2023.

Notes to Consolidated Financial Statements

Note 6 – Acquisition and Pro Forma Financial Information for OpenLocker, Inc., page 24

8.	We acknowledge your response to our prior comment 8. You stated that at the time of the transaction, both companies were generally inactive operationally. We also note your disclosure on page F-26 that the identifiable assets acquired consisted primarily of the intellectual property intangible asset, and goodwill. Based on your disclosures and the information provided in your response, it is unclear how you determined that the acquisition of OpenLocker met the conditions to qualify as a business combination, including how the assets acquired and liabilities assumed of OpenLocker constitute a business based on the guidance in ASC 805-10-25-1. Please address the following:

a.	Provide us with your analysis supporting your accounting for the acquisition of OpenLocker as a business combination. Specifically, discuss your determination that OpenLocker met the definition of a business under ASC 805-10-55-3A through 55-9.

b.	Tell us your consideration of whether the transaction with OpenLocker was in substance, a capital transaction rather than a business combination.

Response: Pursuant to ASC 805-10-25-1, the acquisition of OpenLocker constituted an acquisition of a business requiring the use of the acquisition method. In making this determination we considered ASC 805-10-55-3A through 55-9.

ASC 805-10-55-3A – We believe at the time of acquisition, OpenLocker had an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefit directly to investors or other owners, members or participants. OpenLocker’s business was the basis for the Company’s continuing operations. The management of OpenLocker had begun to execute on a business plan and generated revenues in that process. The Company believed that acquiring OpenLocker and its intellectual property (“IP”) would be a benefit to its current shareholders as operating this business would increase its overall value.

ASC 805-10-55-4

Inputs – OpenLocker was using its IP (an economic resource) to generate revenues prior to being acquired. As a result, we believe that the IP directly contributed to an output.

Process – OpenLocker’s management team (organized workforce) used its skill, knowledge and expertise to create and generate the IP, such that it was used to generate revenue, and thus an output whereby the process was applied to the input. The acquired workforce has a process that is critical to the production of an output.

Output – As a result of OpenLocker’s management team using its skills and experience, they were able to apply their process to the IP, resulting in the Company generating revenues.

ASC 805-10-55-5A – 55-5C – the Company continued to evaluate whether OpenLocker met the definition of a business under a screen test.

805-10-55-5A – The fair value of the gross assets acquired was not concentrated in a single identifiable asset or group of similar identifiable assets. The Company acquired cash along with the IP (intangible asset).

805-10-55-5B – In determining if the Company acquired a single identifiable asset, the guidance in 805-10-55-5B (a) and (b) are not relevant to our assessment. None of these conditions have been met.

805-10-55-5C - In determining if the Company acquired a group of similar assets, the guidance in 805-10-55-5C (a) – (f) are not relevant to our assessment. None of these conditions have been met.

805-10-55-5D – N/A

805-10-55-5E – The Company has a continuation of revenue before and after the transaction, thus it was determined set had had both an input and substantive process that together significantly contributed to the ability to create outputs as follows if any of the following are present:

805-10-55-5E (a) – Yes, the workforce has the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to an acquired input or inputs is critical to the ability to continue producing outputs. This was necessary for the Company to generate revenues.

805-10-55-5E (b) – N/A

805-10-55-5E (c) – Yes, the acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs. Without the process of the workforce and its ability to use the IP, an output could not otherwise be produced, business operations would otherwise cease.

805-10-55-5E (d) – Yes, the acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and is considered unique or scarce. This is true because without the management team and the uniqueness of their experience and industry knowledge revenue would no longer be able to be produced.

805-10-55-5F – N/A – see prior analysis for 805-10-55-5E (a) – (d).

805-10-55-6 – Yes, “… new businesses often have few inputs and processes and sometimes only a single output (product).” This statement would be true for the Company as it continued to develop its business while continuing to generate revenues.

805-10-55-7 – N/A

805-10-55-8 – Yes, determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.

Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In reviewing the definition of a market participant, the Company concluded (a) – there are no related party transactions, (b) the market participants have a reasonable understanding about the asset using all available information, (c) they are able to enter into a transaction for the asset, and (d) they are willing to enter into a transaction for the asset, without being forced or compelled to do so.

805-10-55-9 – Yes, when evaluating whether a set meets the criteria in paragraphs 805-10-55-5D through 55-5E, the presence of more than an insignificant amount of goodwill may be an indicator that the acquired process is substantive and, therefore, the acquired set is a business. However, a business need not have goodwill. As a result of this business combination a substantial amount of goodwill was recognized on the acquisition date.

As a result of the above analysis, we believe it’s clear that we acquired a business and properly applied the acquisition method of accounting. The Company’s input and process have clearly resulted in the production of an output. The output would be incapable of being produced without the application of the input (IP) by management (process).

We also reviewed this transaction to ascertain if this was in essence a capital transaction. We believe that this was not a reverse merger and recapitalization since there was no change in control. The members of management and the board of directors are substantially the same both before and after the acquisition. This business combination was not with a related party, and there was no pre-existing relationship. The following analysis also supports who the accounting acquirer was (DHI), which indicates a forward acquisition of an entity deemed to be a business (OpenLocker).

Pursuant to 805-10-55-12 (a) The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. Upon issuing the securities to acquire OpenLocker, Descrypto Holdings, Inc. (“DHI”) retained the largest portion of the voting rights in the combined entity.

Pursuant to 805-10-55-12 (c) The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. This was also DHI.

Pursuant to 805-10-55-12 (d) The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

This was also DHI.

Pursuant to 805-10-55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. This was also DHI.

If the Staff has any further comments, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:

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